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                              December 31, 2020

       Katherine Power
       Chief Executive Officer
       Powered Brands
       292 Madison Ave., FL 8
       New York, NY 10017

                                                        Re: Powered Brands
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-251610

       Dear Ms. Power:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants, page 62

   1. We note you disclose here that the warrant agreement requires approval by the holders of at least 65% of the
then-outstanding public warrants to make any change that adversely affects the interests
of the registered holders of public warrants. However, Section 9.8 of the Form of Warrant
Agreement filed as Exhibit 4.4 provides that the approval of 50% of the then-outstanding
public warrants is required. Please reconcile the disclosures or advise.
 Katherine Power
FirstName  LastNameKatherine Power
Powered Brands
Comapany31,
December   NamePowered
              2020       Brands
December
Page 2    31, 2020 Page 2
FirstName LastName
General

2. We note your prospectus states that if you do not consummate an initial business combination within 24 months from the closing of this offering, you will redeem 100% of the public shares for cash. However, Section 38.8 of your Form of Amended and Restated
         Memorandum and Articles of Association states that you will redeem the public shares in cash if you do not complete an initial business combination within 24 months after the closing of this offering or 27 months after the closing of this offering if you have executed a letter of intent, agreement in principal or definitive agreement for an initial business combination within 24 months from the closing of this offering. Please advise or revise.
3. We note disclosures at pages 62-63 of your prospectus reflect that the exclusive forum provision of your warrant agreement applies to Securities Act claims, but will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please revise your Form of Warrant Agreement filed as
Exhibit 4.4 to
         ensure that the exclusive forum provision in Section 9.3 states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Daniel Espinoza